SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) of the
Securities Exchange Act of 1934

TD AMERITRADE HOLDING CORPORATION
(Name of Subject Company (issuer))
THE TORONTO-DOMINION BANK
(Name of Filing Person (offeror))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
03074K100
(CUSIP Number of Class of Securities)

Christopher A. Montague, Esq.
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
with a copy to:
Lee Meyerson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
☑	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On February 22, 2006, The Toronto-Dominion Bank (“TD Bank”) and TD AMERITRADE Holding Corporation (“TD Ameritrade”) jointly issued a press release announcing, among other things, that TD Bank and TD Ameritrade have agreed to eliminate TD Bank’s obligations with respect to the planned partial tender offer for shares of TD Ameritrade common stock that has been described in previous pre-commencement filings on Schedule TO made by TD Bank.
In lieu of such tender offer, TD Bank has committed to make certain open market purchases of shares of TD Ameritrade common stock. This filing is being made to report that the previously planned tender offer will not be commenced. The text of the February 22 press release follows:
TD Bank Financial Group Commits to Purchase 15 million shares of
TD AMERITRADE Common Stock
TD AMERITRADE agrees to open market purchase in lieu of tender offer
TORONTO, Ontario and OMAHA, Neb., February 22, 2006: TD Bank Financial Group (TDBFG) (TSX/NYSE: TD) and TD AMERITRADE Holding Corporation (NASDAQ: AMTD) today announced that TDBFG has committed to purchase at least 15 million shares of TD AMERITRADE common stock by Aug. 22, 2006.
TDBFG intends to establish one or more stock trading plans in accordance with U.S. Securities Exchange Act Rule 10b5-1 and make all purchases in the open market, including purchases through block trades, in compliance with U.S. Securities Exchange Act Rule 10b-18. As a result of this commitment, the directors on TD AMERITRADE’s board that are not designated by TDBFG have agreed to accept open market purchases in lieu of TDBFG’s obligation to effect a tender offer.
The existing stockholders agreement governing TDBFG’s investment in TD AMERITRADE required TDBFG to commence a tender offer to acquire shares of TD AMERITRADE common stock at a price of not less than US$16 per share. At announcement, this represented a premium to the market price for TD AMERITRADE common stock but at the current market price offers no economic value to shareholders.
TDBFG’s purchase commitment will replace its tender offer obligation under the stockholders agreement, and the parties to the stockholders agreement have entered into an amendment reflecting this change. TDBFG will purchase at least 7.5 million shares pursuant to the regular daily volume limitation under Rule 10b-18 of 25 percent of TD AMERITRADE’s average daily trading volume (measured in accordance with Rule 10b-18), as opposed to the once-a-week “block purchase” exception permitted by Rule 10b-18.
In connection with the announcement of its purchase commitment, TDBFG also reaffirms its current intention to reach an ownership level of 37.5 percent of the outstanding TD AMERITRADE common stock by January 2007. This would require the acquisition of approximately 30 million shares including the 15 million shares TDBFG has committed to purchase.

About TD AMERITRADE Holding Corporation
 TD AMERITRADE Holding Corporation, through its brokerage subsidiaries, provides a dynamic balance of investment products and services that fits the changing needs of investors. The Company’s full spectrum of services for the individual investor include a leading active trader program and long-term investor solutions, including a national branch system, as well as relationships with one of the largest networks of independent registered investment advisors. The Company’s common stock trades under the ticker symbol AMTD. For more information, please visit www.amtd.com.
About TD Bank Financial Group
 The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world’s leading on-line financial services firms, with more than 4.5 million on line customers. TD Bank Financial Group had CDN$365 billion in assets, as of October 31, 2005. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol “TD”.
This press release contains forward-looking statements within the meaning of U.S. and Canadian securities laws. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation. Such statements may include, but are not limited to, statements relating to TD Bank Financial Group’s plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the credit, market, liquidity, interest rate, operational, reputational, insurance and other risks discussed in the management discussion and analysis section in other regulatory filings made in Canada and with the SEC, including the Bank’s 2005 Annual Report. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information see the discussion starting on page 56 of the Bank’s 2005 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:
TD Ameritrade	TD Ameritrade
For Media:	For Investors:

Katrina Becker	Tim Nowell
Director, Corporate Communications	Director, Investor Relations
(402) 597-8485	(402) 597-8440
kbecker@ameritrade.com	tnowell@ameritrade.com

TDBFG Investor Relations:	TDBFG Media relations:
For Investors:	For Media:
Scott Lamb	Dianne Salt
416-982-5075	416-308-6807